Exhibit 99.1

Baidu Announces Results of Extraordinary General Meeting

BEIJING, China, August 26, 2026 — Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that its extraordinary general meeting of shareholders (the “EGM”) was held in Beijing today and all the proposed resolutions set out in the notice of the EGM dated July 27, 2026 were duly passed at the EGM.

All necessary shareholder approvals for the Company’s voluntary conversion of its secondary listing status to primary listing (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) have been obtained at the EGM. From the date of this press release until the effective date of the Primary Conversion, the Company will continue to make the necessary arrangements to comply with all applicable laws, regulations and stock exchange rules as a dual-primary listed issuer on the Hong Kong Stock Exchange and the Nasdaq Global Select Market upon the effectiveness of the Primary Conversion.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com

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